Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

      Vasogen's Dr. Eldon Smith to Head National Committee on Heart Health

Toronto, Ontario (October 23, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) ), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, is very pleased to announce that Eldon R. Smith, OC, MD, FRCP(C), FAHA, Vice President, Scientific Affairs, and a member of the Board of Directors of Vasogen, has been appointed by the Honorable Tony Clement, Minister of Health, to chair the steering committee responsible for developing a new Heart Health Strategy to fight heart disease in Canada.

"Eldon is a key member of Vasogen's research and development team and, on behalf of the Company and the Board of Directors, I would like to congratulate him on this prestigious appointment," commented David Elsley, President and CEO of Vasogen. "Eldon's extensive experience and expertise in the field of cardiology will serve Canada and the millions of people affected by cardiovascular disease well."

Dr. Smith has served as Vice President, Scientific Affairs for Vasogen since 1998. He is Professor Emeritus at the University of Calgary, Alberta, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. He is a distinguished clinician and research scientist, who has made major contributions to the Canadian cardiology and medical communities and, in recognition of his outstanding achievements, he has been appointed as an Officer of the Order of Canada. Dr. Smith has served as President of the Canadian Cardiovascular Society, Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada, and President of the Association of Canadian Medical Colleges. Dr. Smith currently serves as Editor-in-Chief of The Canadian Journal of Cardiology and is a member of a number of boards, including the Alberta Heritage Foundation for Medical Research, Health Professions Advisory Board, and is the founder and President of the Lougheed Medical Research Foundation. He is a graduate of Dalhousie University Medical School and completed cardiology and research training at the National Heart Institute, London, U.K., and the National Institutes of Health, Bethesda, Maryland. He has published more than 250 peer-reviewed papers, book chapters, and invited contributions.

About Vasogen:
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Vasogen's Celacade(TM) technology is in late-stage development for the treatment of chronic heart failure. The recently completed phase III ACCLAIM trial assessed the impact of Celacade on reducing the risk of mortality and morbidity in patients with Class II-IV systolic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.


                                     -more-

                                                     ...page 2, October 23, 2006




Certain statements contained in this press release or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40-F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.